Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Years Ended December 31,					Nine Months Ended September 30,
'	2010	2011	2012	2013	2014	2014	2015
Income (loss) before income tax expense (benefit)	$(122,669)	$87,848	$341,871	$416,528	$333,752	$289,570	$294,304
Add: Fixed charges	146,256	107,896	84,708	91,182	98,404	68,406	96,661

Total earnings	$23,587	$195,744	$426,579	$507,710	$432,156	$357,976	$390,965

Interest expense	$143,927	$105,385	$82,911	$89,085	$95,815	$67,842	$94,078
Rental expense, net of income	2,329	2,511	1,797	2,097	2,589	564	2,583

Total fixed charges	146,256	107,896	$84,708	91,182	98,404	68,406	96,661

Preferred stock dividends	—	—	—	—	12,933	8,078	14,606
Total fixed charges and preferred stock dividends	$146,256	$107,896	$84,708	$91,182	$111,337	$76,484	$111,267
Ratio of earnings to fixed charges(1) (2)	—	1.81	5.04	5.57	4.39	5.23	4.04

Ratio of earnings to fixed charges and preferred stock dividends(1) (2)	—	1.81	5.04	5.57	3.88	4.68	3.51

(1)
For purposes of computing these ratios, earnings represent income (loss) before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.

(2)
Due to a pre-tax loss from operations of $122,669 for the year ended December 31, 2010, the ratio coverage was less than 1:1. We would have needed to generate $122,669 million of additional earnings in the year ended December 31, 2010 for the ratio coverage to equal 1:1.